Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

RESULTS OF GENERAL MEETING

Shareholders are referred to the announcement released on SENS on 14 June 2016 wherein shareholders were advised that MiX had posted a circular, together with a notice convening a general meeting, to shareholders relating to the proposed specific repurchase of shares by MiX from Imperial Corporate Services Proprietary Limited.

Shareholders are advised that at the general meeting of MiX shareholders, held on Monday, 1 August 2016, all of the resolutions tabled thereat were passed by the requisite majority of shareholders.

Details of the results of the general meeting are as follows:

-	total number of MiX shares in respect of which the votes could be taken into consideration for voting purposes in respect of:

-	special resolution 1: 562 259 240;

-	special resolution 2, 3 and ordinary resolution 1: 763 087 500;

-	total number MiX shares that were present/represented at the general meeting: 530 218 445 (being 69% of the total number of shares that could have been voted at the meeting).

Special resolution 1 – Approval of the repurchase

Shares voted* 529 157 070	For 529 067 120, being 99.98300%	Against 89 950, being 0.01700%	Abstentions 1 061 375, being 0.001888%

Special resolution 2 – Revocation of special resolution 1 in terms of section 164(9)(c) of the Companies Act 71 of 2008 if the share repurchase agreement does not become unconditional and dissenting shareholders have exercised appraisal rights under section 164 of the Companies Act

Shares voted* 529 745 695	For 529 563 420, being 99.96559%	Against 182 275, being 0.03441%	Abstentions 472 750, being 0.00062%

Special resolution 3 – Provision of financial assistance to MiX subsidiary

Shares voted* 529 841 595	For 529 563 420, being 99.94750%	Against 278 175, being 0.05250%	Abstentions 376 850, being 0.000494%

Ordinary resolution 1 – General authority

Shares voted* 529 850 345	For 529 658 645, being 99.96382%	Against 191 700, being 0.03618%	Abstentions 368 100, being 0.000482%
* shares excluding abstentions

The repurchase remains subject to the fulfilment, or waiver, as the case may be, of the following conditions precedent:

-
The provisions of section 115(3) of the Companies Act 71 of 2008 as it relates to court approval being required if the resolutions authorizing the repurchase are voted against by at least 15% of shareholders and these shareholders seek relief via the court, if applicable and where timeously invoked, as further set out in the circular posted to the company’s shareholders in June 2016;

-
The provisions of section 164(5) of the Companies Act 71 of 2008 as it relates to dissenting shareholders if applicable and where timeously invoked, as further set out in the circular posted to the company’s shareholders in June 2016; and

-	The company obtaining the necessary compliance certificate from the Takeover Regulation Panel (“TRP”) in respect of the repurchase in terms of the Companies Act 71 of 2008.

1 August 2016

JSE sponsor